Exhibit 4.6

GENO LLC

CONVERTIBLE NOTE PURCHASE AGREEMENT

NOVEMBER 2, 2012

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Table of Contents (continued)

		Page
6.6	Finder’s Fee	8
6.7	Expenses	8
6.8	Entire Agreement; Amendments and Waivers	9
6.9	Effect of Amendment or Waiver	9
6.10	Severability	9
6.11	Exculpation Among Purchasers	9

EXHIBIT A     SCHEDULE OF PURCHASERS

EXHIBIT B     DEFINITIONS

EXHIBIT C     FORM OF CONVERTIBLE PROMISSORY NOTE

EXHIBIT D     INVESTOR QUESTIONNAIRE

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CONVERTIBLE NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”) is made as of November 2, 2012, by and among GeNO LLC, a Delaware limited liability company (the “Company”), and the purchasers (each individually a “Purchaser,” and collectively the “Purchasers”) named on the Schedule of Purchasers attached hereto as Exhibit A (the “Schedule of Purchasers”).

WHEREAS, the Purchasers desire to loan the Company capital in an aggregate principal amount of up to $3,000,000 (the “Total Authorized Borrowing Amount”).

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Definitions; Sale and Issuance of the Notes.

1.1 Definitions. As used in this Agreement, terms not otherwise defined shall have the meanings set forth on Exhibit B attached to this Agreement.

1.2 Sale and Issuance of the Notes. Each Purchaser agrees to purchase, and the Company agrees to sell and issue to each Purchaser a Note in the amount equal to the Purchaser’s Principal Amount.

1.3 Closings. The initial closing (the “Initial Closing”) of the purchase and sale of the Notes shall take place at the offices of the Company, 2941 Oxbow Circle, Cocoa, FL 32926 at 10:00 a.m. on the date hereof, or at such other date as the Company and the Purchasers mutually agreed upon, orally or in writing. Additional closings (along with the Initial Closing, a “Closing”) may occur from time to time up to the Total Authorized Borrowing Amount in the Company’s sole discretion.

1.4 Agreements. Each Purchaser of a Note shall become a party to this Agreement by executing a counterpart signature page hereto and shall be entitled to receive a Note in accordance with this Agreement.

2. Terms of the Notes.

2.1 Financing, License or Sale Event.

(a) New Equity Financing. In the event a New Equity Financing occurs prior to the Maturity Date, each Purchaser shall have the option (a) to receive repayment of all or some of the Purchaser’s Outstanding Loan Amount and/or (b) to convert all or some of the Purchaser’s Outstanding Loan Amount into Conversion Shares. The number of Conversion Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the Purchaser’s Outstanding Loan Amount on the date of conversion by (ii) a price equal to eighty percent (80%) of the New Equity Share Price (the “Conversion Price”). The New Equity Share Price is the lower of (a) the price of Equity Securities issued to The Medicines Company pursuant to a license agreement, if any, entered into with the Company and (b) the price per share of the Equity Securities issued and sold to venture capital or other financial institutional or strategic investors before the Maturity Date in the next New Equity Financing after the date of this Agreement. In addition to the foregoing, upon conversion of the Purchaser’s Outstanding Loan Amount into Conversion Shares the Company shall also issue to each Purchaser a New Equity Warrant to purchase such number of Equity Securities as is equal to the quotient obtained by dividing (i) 20% of such Purchaser’s Principal Amount by (ii) the New Equity Share Price. At least ten (10) days prior to the closing of a New Equity Financing, the Company shall notify the Purchasers in writing of the terms under which the Equity Securities of the Company will be sold in a New Equity Financing. The issuance of the Conversion Shares pursuant to the conversion of each Note and the Warrant Shares upon exercise of the New Equity Warrants shall be upon, and subject to, the same terms and conditions applicable to the Equity Securities sold in a New Equity Financing.

(b) Extraordinary Transaction. In the event an Extraordinary Transaction occurs on or before the Maturity Date (and prior to the New Equity Financing), each Purchaser shall have the option (a) to receive repayment of all of the Purchaser’s Outstanding Loan Amount and/or (b) to receive a multiple of the applicable Principal Amount based upon the Value of the Transaction as follows:

(i) 1.5 times the applicable Principal Amount for an Extraordinary Transaction valued at $50 million or less;

(ii) 5.0 times the applicable Principal Amount for an Extraordinary Transaction valued at $400 million or more; and

(iii) a multiple of the applicable Principal calculated on a linear basis (and to the nearest one-one thousandth of a decimal (“0.000”)) for an Extraordinary Transaction valued at more than $50 million and less than $400 million.

(c) No Fractional Shares. Upon the conversion of a Note into Conversion Shares, in lieu of any fractional shares to which the holder of the Note would otherwise be entitled, the Company shall pay the Purchaser cash equal to such fraction multiplied by the Conversion Price.

(d) Other Agreements. Each Purchaser understands and agrees that the conversion of the Purchaser’s Note into Conversion Shares and the exercise of the applicable New Equity Warrant for Warrant Shares may require the Purchaser’s execution of certain agreements in the form agreed to by investors in a New Equity Financing, including restrictions regarding, among other things, registration rights, co-sale rights, rights of first refusal, rights of first offer and voting rights, relating to such securities, and the Company’s then current Limited Liability Company Operating Agreement (“LLC Operating Agreement”).

(e) Mechanics of Conversion. The Company shall not be required to issue or deliver the Conversion Shares until the Purchaser has surrendered the Purchaser’s Note to the Company for cancellation. Conversion may be made contingent upon the closing of a New Equity Financing.

(f) Mechanics of Exercise. The Company shall not be required to issue or deliver the Warrant Shares until the Purchaser has surrendered the Purchaser’s New Equity Warrant to the Company.

2.2 Events of Default. Each of the following events shall be considered an event of default (each, an “Event of Default”) with respect to each Note:

(a) The Company shall default in the payment of any part of any of the Outstanding Loan Amounts on the Notes for more than thirty (30) days after the Maturity Date or at a date fixed by acceleration or otherwise;

(b) The Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective managers or majority shareholders shall take any action looking to the dissolution or liquidation of the Company; or

(c) Within ninety (90) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or within sixty (60) days after the appointment without the consent or acquiescence of the Company or any trustee, receiver or liquidator of the Company of all or any substantial part of the properties of the Company, such appointment shall not have been vacated.

2.3 Remedies. Upon the occurrence of an Event of Default, at the option and upon the declaration of the Majority Note Holders, the entire Outstanding Loan Amount on all of the Notes shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and such holders may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under the Notes and exercise any and all other remedies granted to it at law, in equity or otherwise. The Company shall promptly give notice to all other Purchasers if the Majority Note Holders exercise their rights under this Section 2.3.

3. Representations and Warranties of the Company. As of the Initial Closing, the Company hereby represents and warrants to each Purchaser:

3.1 Organization, Good Standing and Qualification. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

3.2 Authorization. Except for the authorization and issuance of the Conversion Shares to be issued in connection with the conversion of the Notes, the New Equity Warrants, and the Warrant Shares to be issued in connection with the exercise of the New Equity Warrants pursuant to Section 2.1, all limited liability company action has been taken on the part of the Company, its officers, managers, and shareholders necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes, the valid and enforceable obligations they purport to be. The issuance of the Notes, the New Equity Warrants, and their subsequent conversion into Conversion Shares or exercise for Warrant Shares are not subject, and will not be subject, to preemptive rights or other “rights to participate” of any shareholders of the Company.

3.3 Compliance with Other Instruments. The Company is not (a) in violation of any provision of its Certificate of Formation or LLC Operating Agreement, (b) in violation of or default under any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or (c) in violation of or default under any provision of any federal or state statute, rule or regulation applicable to the Company, except, in the case of (b) and (c), such violations or defaults that will not result, either individually or in the aggregate, in any material adverse change in the assets, condition, prospects or affairs of the Company and its subsidiaries, taken as a whole, financially or otherwise (“Material Adverse Effect”). Neither the authorization, execution and delivery of this Agreement, nor the issuance and delivery of the Notes will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company’s current Certificate of Formation or LLC Operating Agreement or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

3.4 Valid Issuance of Shares. The Conversion Shares to be issued and delivered upon conversion of the Notes and the Warrant Shares to be issued and delivered upon exercise of the New Equity Warrants will be duly and validly issued, fully paid and nonassessable and, based in part upon the representations and warranties of the Purchasers in this Agreement, will be issued in compliance with all applicable federal and state securities laws.

4. Representations and Warranties of Each Purchaser. Each Purchaser hereby represents and warrants to the Company as of the Closing that:

4.1 Authorization. This Agreement constitutes the Purchaser’s valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights and (b) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The Purchaser has full power and authority to enter into this Agreement.

4.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company that the Notes, the Conversion Shares, any capital stock issuable upon conversion of the Conversion Shares, the New Equity Warrants, Warrant Shares, and any capital stock issuable upon conversion of the Warrant Shares (collectively, the “Securities”) will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

4.3 Disclosure of Information. The Purchaser has received all the information the Purchaser considers necessary or appropriate for deciding whether to acquire the Securities. The Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

4.4 Investment Experience. The Purchaser (a) is an investor in securities of companies in the development stage, (b) has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Securities and (c) is able to bear the economic risk of an entire loss of the investment. If other than an individual, the Purchaser also represents it has not been organized solely for the purpose of acquiring the Securities.

4.5 Accredited Investor. The Purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the “SEC”), as presently in effect. The Purchaser has completed and returned to the Company the Investor Questionnaire attached as Exhibit D.

4.6 Non-U.S. Purchasers. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)), the Purchaser hereby represents that the Purchaser has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities, (b) any foreign exchange restrictions applicable to such purchase, (c) any government or other consents that may need to be obtained in connection with such purchase, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Company’s offer and sale and the Purchaser’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

4.7 Restricted Securities. The Purchaser understands that the Securities are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Purchaser is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

4.8 Legends. It is understood that the Securities may bear the following legends:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.”

5. Other Agreements.

5.1 Limitations on Disposition by Purchasers. Without in any way limiting the representations and warranties set forth in Section 4, each Purchaser agrees not to make any disposition of all or any portion of the Securities:

(a) unless and until the transferee has executed an Investor Questionnaire, has acknowledged that the transferee is not a competitor of the Company or affiliated with a competitor of the Company, is an “accredited investor” and has agreed in writing to be bound by the provisions of this Agreement as a “Purchaser;”

(b) unless the transfer is made in accordance with the Company’s LLC Operating Agreement restricting transfers; and

(c) either (i) the Purchaser has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act; or (ii) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in extraordinary circumstances.

5.2 Confidentiality. Each Purchaser agrees to keep confidential the terms of this Agreement and any other information obtained from the Company, which the Company identifies in writing as being proprietary or confidential. Each Purchaser will not, unless otherwise required by law or the rules of any national securities exchange, association or marketplace, disclose such information without the prior written consent of the Company except such information that (a) was in the public domain prior to the time it was furnished to the Purchaser, (b) is or becomes (through no willful improper action or inaction by the Purchaser) generally available to the public, (c) was in its possession or known by the Purchaser without restriction prior to receipt from the Company, (d) was rightfully disclosed to the Purchaser by a third party without restriction or (e) was independently developed without any use of the Company’s confidential information. Notwithstanding the foregoing, each Purchaser that is a limited partnership or limited liability company may disclose such proprietary or confidential information to any former partners or shareholders who retained an economic interest in the Purchaser, any current partner, limited partner, general partner, member or management company of the Purchaser (or any employee or representative of any of the foregoing) or legal counsel, accountants or representatives for the Purchaser.

6. Miscellaneous.

6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Majority Note Holders. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2 Governing Law. This Agreement and the Notes shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices and other communications given in accordance with this Section 6.5 shall be sent to the Purchasers at the addresses shown on the signature pages attached hereto and to the Company at the following address:

GeNO LLC

2941 Oxbow Circle

Cocoa, Florida 32926

Attention: Chief Executive Officer

6.6 Finder’s Fee. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, partners, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.7 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.8 Entire Agreement; Amendments and Waivers. This Agreement, the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company’s agreements with each of the Purchasers are separate agreements, and the sale of the Note to each of the Purchasers is a separate sale. Nonetheless, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Majority Note Holders. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Purchaser without the written consent of such Purchaser, unless such amendment, termination, or waiver applies to all Purchasers in the same fashion. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon each party to this Agreement and any holder of any Note purchased under this Agreement at the time outstanding and each future holder of all such Notes.

6.9 Effect of Amendment or Waiver. EACH PURCHASER ACKNOWLEDGES THAT BY THE OPERATION OF SECTION 6.8 HEREOF, THE MAJORITY NOTE HOLDERS WILL HAVE THE RIGHT AND POWER TO DIMINISH OR ELIMINATE ALL RIGHTS OF SUCH PURCHASER UNDER THIS AGREEMENT AND ALL NOTES ISSUED TO SUCH PURCHASER.

6.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.11 Exculpation Among Purchasers. Each Purchaser acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and managers in their capacities as such, in making its investment or decision to invest in the Company. Each Purchaser agrees that no other Purchaser, nor the respective controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser, shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase and sale of the Securities.

[Remainder of page left intentionally blank. Signature pages to follow]

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.

GENO LLC

By:	/s/ David Fine
Name:	David Fine
Title:	Chief Executive Officer

[Signature Page to Convertible Note Purchase Agreement]

EXHIBIT B

DEFINITIONS

As used in the Agreement, the following terms shall have the meanings set forth below:

(a) “Conversion Price” means a price equal to eighty percent (80%) of the New Equity Share Price.

(b) “Conversion Shares” means the Equity Securities issued and sold in the transaction in which the New Equity Share Price is determined.

(c) “Equity Securities” means the Company’s limited liability company interests (“Shares”) or any securities conferring the right to purchase the Company’s Shares or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s Shares, except any security granted, issued and/or sold by the Company to any manager, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services.

(d) “Extraordinary Transaction” means a License Transaction or a Sale of the Company.

(e) “License Transaction” means a license of the Company’s intellectual property (whether exclusive or non-exclusive) that results in a payment to the Company at closing of such transaction of at least $50 million in cash.

(f) “Majority Note Holders” means the Purchasers holding Notes representing more than fifty percent (50%) of the total Outstanding Principal Amount of all Notes in the aggregate.

(g) “Maturity Date” means the earliest to occur of (i) the closing of a New Equity Financing, Sale of the Company, or License Transaction or (ii) October 31, 2013, unless extended by the written consent of the Majority Note Holders.

(h) “New Equity Financing” means a financing transaction in which the Company issues New Equity Securities to any venture capital, institutional or strategic investor(s) with the consent of the Majority Note Holders, but excludes any transaction in which a sale of securities is not the principal transaction.

(i) “New Equity Share Price” means the lower of (a) the price of Equity Securities issued to The Medicines Company pursuant to a license agreement, if any, entered into with the Company and (b) the price per share of the Equity Securities issued and sold to venture capital or other financial institutional or strategic investors before the Maturity Date in the next New Equity Financing after the date of this Agreement.

(j) “New Equity Warrants” means one or more warrants to purchase Equity Securities issued in the transaction in which New Equity Share Price was determined. The New Equity Warrants shall have a net issuance election feature and shall be exercisable for a period of seven (7) years.

(k) “Notes” means the convertible promissory notes of the Company issued to the Purchasers pursuant to this Agreement, the form of which is attached hereto as Exhibit C.

(l) “Outstanding Loan Amount” means the Outstanding Principal under a Purchaser’s Note plus accrued interest due thereon.

(m) “Outstanding Principal” means the aggregate unpaid Principal Amount outstanding from time to time on the applicable Note.

(n) “Principal Amount” means the amount set forth next to each Purchaser’s name on Exhibit A under the heading “Principal Amount.”

(o) “Sale of the Company” means (i) a merger or consolidation of the Company with or into another entity as a result of which the shareholders of the Company immediately prior to such merger or consolidation own in the aggregate less than a majority of the voting power of the outstanding capital stock of the Company (or the surviving corporation of such merger or consolidation) immediately following such merger or consolidation; (ii) any purchase of outstanding shares of the Company by any party or group that did not beneficially own a majority of the voting power of the outstanding shares of the Company immediately prior to such purchase, the effect of which is that such party or group beneficially owns at least a majority of such voting power immediately after such purchase or (iii) the sale, exclusive license or other transfer of all or substantially all of the assets of the Company.

(p) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(q) “Value of the Transaction” means, (i) in the case of a License Agreement, the amount of cash and property received by the Company plus the present value of the maximum royalty stream anticipated in the transaction; and (ii) in the case of a Sale of the Company, the enterprise value of the Company determined by reference to the price per share to be paid by the buyer in the transaction, assuming for this purpose full payment of any earn-out, royalties or other contingent payments to shareholders (as shareholders and not as service providers).

(r) “Warrant Shares” means the Equity Securities issued pursuant to the exercise of a New Equity Warrant.